# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Morningstar, Inc., CIK 0001289419
CUSIP: 617700109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 22 West Washington Street, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-06-006556
Filed by CIK 0001324069

## Reporting persons
- Joseph D. Mansueto: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,874,688; shared voting power 379,272; sole dispositive power 14,983,262; shared dispositive power 379,272; aggregate amount beneficially owned 15,362,534 (35.8% of the class)

## Item 1. Issuer
Name of issuer: Morningstar, Inc.
Address of issuer's principal executive offices: 22 West Washington Street Chicago, IL, 60602

## Item 2. Person Filing
Name of person filing: Joesph D. Mansueto
Address of principal business office or, if none, residence:
22 West Washington Street
Chicago, IL 60602
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,362,534
Percent of class: 35.8%
Sole power to vote or to direct the vote: 12,874,688
Shared power to vote or to direct the vote: 379,272
Sole power to dispose or to direct the disposition: 14,983,262
Shared power to dispose or to direct the disposition: 379,272

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Joseph D. Mansueto: /s/ Joseph D. Mansueto, Joseph D. Mansueto (02/12/2025)